SECURITIES AND EXCHANGE COMMISSION Washington, DC

In the matter of	CERTIFICATE OF
Great Plains Energy Incorporated, et al.	NOTIFICATION
File No. 70-9861

Public Utility Holding Company Act of 1935

Great Plains Energy Incorporated, a Missouri corporation and a registered holding company ("Great Plains Energy"), hereby submits on behalf of itself and certain of its subsidiaries, the following pursuant to Rule 24 of the Public Utility Holding Company Act of 1935 (the "Act") and the Commission's Order dated September 7, 2001 (HCAR 27436), as superseded and replaced by the Commission's Order dated December 29, 2003 (HCAR 27784) in the above file (collectively, the "Order"). This Certificate reports activity for the calendar quarter ended June 30, 2005. Capitalized terms not defined herein have the meanings ascribed to them in the Order.

1. The sales of any Common Stock by Great Plains Energy and the purchase price per share and the market price per share at the date of the agreement of sale:

N/A

2. The total number of shares of Common Stock issued or issuable under options granted during the quarter under any Stock Plan or otherwise:

A.	During the quarter, 55,508 shares of Common Stock were issued and sold through the Great Plains Energy Dividend Reinvestment and Direct Stock Purchase Plan.

B.	During the quarter, 124,938 issued and outstanding shares of Great Plains Energy Common Stock were purchased by, for or through the Great Plains Energy Employee Savings Plus Plan.

C.

During the quarter, 28,646 shares of restricted stock were issued to officers under the Great Plains Energy Long-Term Incentive Plan. Also during the quarter, grants of 15,148 shares of performance shares were made to officers; the actual number of shares may be adjusted, based on performance, from 0% to 200% of such amount.

3.  If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer:

N/A

4. The amount and terms of any long-term debt, preferred stock, or other forms of preferred or equity-linked securities issued directly or indirectly during the quarter by Great Plains Energy:

N/A

5. The amount and terms of any short-term debt issued by Great Plains Energy or Kansas City Power & Light (KCP&L) during the quarter:

A.

Great Plains Energy's total outstanding borrowings during the second quarter of 2005 under its 5-year facility dated December 15, 2004, represented Eurodollar Rate borrowings ranging from $16 - $18 million with a weighted-average interest rate of 3.64% and Prime Rate borrowings ranging from $0-$3 million with a weighted-average interest rate of 6.0%. There were $16 million of outstanding borrowings and $6.5 million of outstanding letters of credit under the facility at June 30, 2005.

B.

KCP&L had no total outstanding borrowings during the second quarter of 2005 under its 5-year facility dated December 15, 2004. There were no short-term borrowings and $173.8 million of commercial paper outstanding at June 30, 2005. The weighted-average interest rate of the commercial paper was 3.33%.

6.  The name of the guarantor and of the beneficiary of any Great Plains Energy Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purposes of the Guarantee:

Guarantor	Subsidiary	Amount	Start	End	Purpose
Great Plains Energy (Note 1)	Strategic Energy, L.L.C.	(Note 1)	5/23/02	Undetermined	Credit Support
Great Plains Energy (Note 2)	Strategic Energy, L.L.C.	$25,000	4/5/05	3/31/06	Credit Support
Great Plains Energy (Note 3)	Strategic Energy, L.L.C.	$25,000	4/7/05	3/31/06	Credit Support
Great Plains Energy (Note 4)	Strategic Energy, L.L.C.	$1,500,000	6/13/05	6/30/06	Credit Support
Great Plains Energy (Note 5)	Strategic Energy, L.L.C.	$54,000	6/30/05	6/30/06	Credit Support

Note 1:  On May 23, 2002, Strategic Energy, L.L.C. and Great Plains Energy entered into an Agreement of Indemnity with the Federal Insurance Company. This agreement covered $92,101,655 in aggregate principal amount of surety bonds issued on behalf of Strategic Energy. L.L.C. In connection with the issuance of the agreement, KLT Inc. was released from its pre-existing indemnification obligations for these surety bonds; the effect of the transaction was to substitute Great Plains Energy for KLT Inc. as an indemnitor of the surety bonds. Also on that date, Strategic Energy, L.L.C. and Great Plains Energy entered into a General Agreement of Indemnity with the Federal Insurance Company, covering all bonds to be issued on behalf of Strategic Energy, L.L.C. for the benefit of counterparties from date of agreement into the future. This latter agreement is not limited by dollar amount. There were no changes in surety bonds issued and outstanding for the second quarter under these agreements. The total amount issued and outstanding at June 30, 2005 was $19,648,497.

Note 2:  On April 5, 2005, Great Plains Energy issued a direct guaranty, in favor of a counterparty and for the benefit of Strategic Energy, L.L.C., in the amount of $25,000, which replaced a guaranty of the same amount.

Note 3:  On April 7, 2005, Great Plains Energy issued a direct guaranty, in favor of a counterparty and for the benefit of Strategic Energy, L.L.C., in the amount of $25,000, which replaced a guaranty of the same amount.

Note 4: On June 13, 2005, Great Plains Energy issued a direct guaranty, in favor of a counterparty and for the benefit of Strategic Energy, L.L.C., in the amount of $1,500,000.

Note 5:  On June 30, 2005, Great Plains Energy issued a direct guaranty, in favor of a counterparty and for the benefit of Strategic Energy, L.L.C., in the amount of $54,000, which replaced a guaranty of the same amount.

7. The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52:

N/A

8. The notional amount and principal terms of any Interest Rate Hedge entered into during the quarter and the identity of the parties to the instruments:

KCP&L and Bank of America, Scotia Bank, and BNP Paribas entered into a Treasury Lock with a notional amount of $160,000,000 on June 23, 2005. The fixed interest rate locked was 4.336%. It matures on November 22, 2005.

9. The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter:

N/A

10. A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing:

U-6B-2 filed by Great Plains Energy on behalf of itself and certain of its subsidiaries, filed May 26, 2005.

U-6B-2 filed by KCP&L, filed June 28, 2005.

U-6B-2 filed by KCP&L, filed June 30, 2005.

11.  Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including Great Plains Energy, that has engaged in any jurisdictional financing transactions during the quarter:

       The consolidated balance sheets of Great Plains Energy and KCP&L are incorporated by reference to the combined quarterly report for the quarter ended June 30, 2005, on Form 10-Q dated August 8, 2005, in File No. 001-32206 and File No. 1-707 respectively.

12. Aggregate amount invested in Great Plains Power Incorporated as of the end of the period.

At June 30, 2005, Great Plains Energy and KCP&L had invested an aggregate $4,515,606 in Great Plains Power Incorporated, excluding losses of $4,149,500.

13. Amount and principal terms of any securities issued by an ETC acquired, directly or indirectly, by Great Plains Energy.

Associate company advancing funds	Type	Date of Issue/ Advance	Amount of Advance (rounded to nearest dollar)		Interest Rate	Maturity Date	Associate company receiving funds

KLT Inc.	Demand open account	4/30/05	$297,177	(a)	variable	N/A	KLT Telecom Inc.
		5/31/05	$383,381	(a)	variable	N/A
		6/30/05	$374,920	(a)	variable	N/A
(a) Represents monthly interest accrual.

14. Copies of the transmission and combustion turbine leases referred to in Section II.C of the Order dated December 29, 2003 (Release No. 35-27784; 70-9861).

       Lease Agreement dated October 1, 1984, between Kansas Gas and Electric Company and KCP&L, with letter agreement dated April 9, 1991 between Kansas Gas and Electric Company and KCP&L (Exhibit C-40 to Form U5S/A for the year ended December 31, 2001, which is incorporated herein by reference).

       Facilities Use Agreement by and between St. Joseph Light & Power Company and KCP&L for Access by KCP&L to the Cooper-Fairport-St. Joseph 345 Kilovolt Interconnection, dated March 5, 1990 (Exhibit C-41 to Form U5S/A for the year ended December 31, 2001, which is incorporated herein by reference).

       Construction and Financing Agreement by and between Associated Electric Cooperative, Inc. and KCP&L for the Cooper-Fairport-St. Joseph 345 Kilovolt Interconnection, dated March 5, 1990 (Exhibit C-42 to Form U5S/A for the year ended December 31, 2001, which is incorporated herein by reference).

Amended and Restated Lease dated as of October 12, 2001 between Kansas City Power & Light Company and Wells Fargo Bank Northwest, National Association

(Exhibit 10.2.d to Form 10-K for the year ended December 31, 2001, which is incorporated herein by reference). Such lease was terminated as of May 16, 2005.

S I G N A T U R E

Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 23, 2005.

Great Plains Energy Incorporated

By:	/s/Lori A. Wright

Lori A. Wright
Controller